Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, UT 84115

September 6, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Lilyanna L. Peyser

Re:	Crown Auto Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 6, 2011 File No.: 333-171624

Dear Ms. Peyser:

I write on behalf of Crown Auto Holdings, Inc., (the “Company”) in response to Staff’s letter of July 20, 2011, by James Allegretto, Assistant Chief Accountant, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-1, filed July 6, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Registration Statement Cover Page

1.
We note your response to comment one in our letter dated May 12, 2011; however, the file number and date filed do not appear on the version of the registration statement filed on EDGAR. Please revise to include the registration statement file number and date filed.

In response to this comment, the Company included the file number and date of the original registration statement in Amendment No. 2 to the registration statement.  The information is located in footnote 3 of the Calculation of Registration Fee table on the registration statement cover page. The Company notes that Form S-1 does not require this information on the cover page so the Company was not entirely sure where the Staff wanted to include it.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three Months Ended March 31, 2011 and 2010

2.
We note your disclosure in the second paragraph under this heading that the main reason sales have increased for the quarter ended March 31, 2011 is that you have a new wholesaler working under your license that replaces the old unproductive wholesaler. We further note your disclosure in the fourth paragraph under this heading that gross profit margin is down for the quarter ended March 31, 2011 as compared to the prior year because there is generally more volume in wholesale versus retail but less markup. We have the following comments:

•
These disclosures appear to indicate for the first time that you sell cars to wholesalers. In this regard, the disclosures in previous filings and in the remainder of this filing consistently indicate that you sell used cars to consumers in Salt Lake City, Utah, who are primarily credit-challenged buyers who are unable to qualify for financing elsewhere. Please confirm to us, if true, that you sell used cars to both individual consumers and to wholesalers, and explain to us why you did not previously disclose your practice of selling cars to wholesalers.

In response to this comment, the Company apologizes for the confusion caused by the inaccurate use of the term wholesale in the Managements’ Discussion and Analysis. It is a common practice in the used car sales industry to sell cars to wholesalers when the cars do not sell timely through the retail market. It is not part of the Company’s business model to sell cars to wholesalers. The Company does not ever purchase cars with the intention of reselling them to wholesalers. The Company goes to the auto auctions and tries to identify cars that customers will like. Most of the time the Company is right but sometimes the cars selected do not attract retail customers. Market conditions such as a surge in gas prices may affect the desirability of the Company’s retail stock. In those cases the Company has to get its money back out of the cars so that it can purchase other inventory. The way the Company liquidates that inventory is by taking the cars to a wholesale auction. The Company makes a much smaller margin on these liquidating sales but it frees up cash to purchase other vehicles which the Company hopes will be more attractive in the retail market. The Company has added the following sentence to its Revenue Recognition Policy to disclose this activity: “Occasionally, cars held in inventory are sold for cash to automobile wholesalers when it is determined that they are not likely to be purchased by our retail customers within a reasonable time frame.” Such sales are less than 10% of our revenues are not material to our revenue numbers. The Company did not intentionally withhold this information from the staff but considered it irrelevant to a description of our business model.

The Company has revised the Management’s Discussion and Analysis to say that the Company’s sales increased because it is selling some of the cars through retail auctions. These are cash sales directly to the public as opposed to contract sales but they are still retail sales and conform with the revenue recognition disclosures in the notes to the Company’s financial statements.

•
If our understanding that you sell cars to wholesalers is correct, please revise the description of your business to also discuss the sale of automobiles to wholesalers. This revised disclosure should include a description of the type of customer to whom such sales are made and material terms of such wholesale sales including credit terms provided to such customers. Please also revise Note 1 to your financial statements to briefly discuss this aspect of your business.

In response to this comment, the Company has added the previously referenced sentence to its Revenue Recognition Policy to: 1) disclose sales to automobile wholesalers, and 2) the terms of the sales, i.e. cash. No credit terms are given to wholesalers accordingly no additional disclosure is necessary.

•
If our understanding that you sell cars to wholesalers is correct, please also tell us why you have not presented wholesale and retail sales of automobiles as separate reportable segments. It appears that wholesale sales and retail sales of automobiles may not have similar economic characteristics since you have indicated that wholesale sales have a lower gross profit margin. Please refer to ASC 280-10-50. If after considering this guidance, you revise your financial statements to report separate segment information for your wholesale and retail operations, you should also revise your discussion in Management's Discussion and Analysis to discuss your results of operations on a segmental basis. Alternatively, if you continue to believe that wholesale and retail sales of automobiles meet the criteria in ASC 280-10-50 to be reported as a single reportable segment, please explain to us how you reached this conclusion and separately disclose the revenues from each of wholesale and retail sales to meet the disclosure requirements of ASC 280-10-50-40.

In response to this comment, the Company does not believe that wholesaling is a separate segment of its business under the criteria of ASC 280-10-50. The Company only sells cars to wholesalers as a means of freeing up cash to purchase fresh inventory for its retail business. In other words, wholesaling is a tool of the retail business rather than a separate business. The Company’s business model is simply the retail sale of used cars to the public. Any other activities such as financing cars or wholesaling slow moving inventory are ancillary to making the retail sales model succeed.

3.
Please revise your results of operations discussion to provide reasons for significant changes in line items in your financial statements rather than merely reciting the dollar amount of the changes that can be seen on your financial statements. For example, we note your disclosure that you incurred $100,248 in operating expenses for the three months ended March 31, 2011 as compared with $72,035 for the comparable period ended March 31, 2010. You indicate that the increase is primarily due to bad debt expense of $21 ,458 that was not experienced during the same period ended 2010; however, no reasons for this change have been provided. This bad debt expense appears particularly unusual when compared to annual bad debt expense for the years ended December 31, 2010 and 2009, as the bad debt expense incurred in the first quarter of fiscal 2011 is greater than the bad debt expense incurred for the entire year ended December 31, 2010 and is approximately 50% of the bad debt expense incurred for the entire year ended December 31, 2009. Please better explain why this significant increase occurred in bad debt expense as compared to previous periods, and provide insight from management as to whether and why you expect this higher amount of bad debt expense to continue. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. See also Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/336835.htm.

In response to this comment, in Management’s Discussion and Analysis the initial statement comparing the total operating expenses is followed by the detailed components of the operating expenses and the reasons for significant changes. Originally all of the bad debt expense for 2010 was recorded in the 4th quarter. The Company has revised the accounting to spread that expense to the individual quarters to better reflect the timing of the losses. This change is reflected in the updated June 30, 2011 and 2010 financial statements in Amendment #3 to the S-1.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009, page F-7

Note 6 -Income Taxes, page F-17

4.
We note your response and revised disclosures provided in response to comment 5 in our letter dated May 12, 2011. In your response you state that you have not provided a reconciliation of the federal statutory income tax rate to your effective tax rate because the federal statutory rate and the effective tax rate are the same; however, we note that you have a provision for state income taxes that would create a difference between the federal statutory rate and your effective tax rate. As previously requested, please revise your financial statements to provide a reconciliation of the federal statutory income tax rate to your effective tax rate. In addition, we note that in the first table in Note 6 you disclose that Income before income taxes is $110,421 and $0 for the years ended December 31,2010 and 2009, respectively. These amounts do not agree with the amounts of Income before income taxes shown in your statements of operations shown on page F-9; accordingly, please revise as appropriate.

In response to this comment, the second sentence in the first paragraph under Note 6 Income Taxes provides the effective state and federal income tax rates. The Company has inserted a table to satisfy your request. The Company also corrected the heading on the first line of the table referred to above.

Item 15. Recent Sales of Unregistered Securities, page 40

5.	We note your response to comment 10 in our letter dated May 12, 2011. Please tell us how you determined the value of negative $238,477.

In response to this comment: This number was in error. The correct number is $328,451 which comes from our statement of stockholders’ equity as follows:

Balance, December 31, 2009                              $398,061
Owner distribution                                              (121,512)
Equity converted to note payable in
     conjunction with merger                               (605,000)
Total                                                                  $(328,451)

Item 16. Exhibits
Exhibit 23.1 Consent of Sadler Gibbs & Associates

6.
We note that in their updated consent, your independent accountants have provided a consent to the use of their report dated July 5, 2011; however, it appears that the date of their report is April 14, 2011. Please have them file a new consent in the amended filing which references the correct report date.

In response to this comment, the Company included a consent that references the correct report date.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Jim Katsanevas
Jim Katsanevas

Via EDGAR

September 6, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:           James Allegretto, Senior Assistant Chief Accountant

Re:	Crown Auto Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 6, 2011 File No.: 333-171624

Dear Mr. Allegretto:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated July 20, 2011 by James Allegretto, Senior Assistant Chief Accountant of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crown Auto Holdings.

/s/ Jim Katsanevas
By:	Jim Katsanevas
Chief Executive Officer